

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Ms. Marcia A. Dall
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania   16530

      Re: Erie Indemnity Company
              Form 10-K for the Year Ended December 31, 2010
              Filed on February 24, 2011
              File No. 000-24000

Dear Ms. Dall:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Gus Rodriguez

                                   Gus Rodriguez
                                   Accounting Branch Chief